Exhibit (a)(17)

                                [GRAPHIC OMITTED]
                               CII FINANCIAL, INC.
                     California Indemnity Insurance Company
                      Commercial Casualty Insurance Company
                  subsidiaries of Sierra Health Services, Inc.

 P.O.Box 15645, Las Vegas, Nevada 89114-5645 tel. 702 242 7046 fax 702 242 4819

                                                                  March 30, 2001

To Holders of $47,059,000 principal amount of 7 1/2% Convertible Subordinated Debentures Due 2001, CUSIP No. 12551LAB7

         We have improved the terms of our pending offer to acquire all of our 7 1/2% Convertible Subordinated Debentures Due 2001, as follows:

o We have increased the cash purchase price from $525 per $1,000 principal amount to $700 per $1,000 principal amount, plus accrued interest.

o We have increased the funds available to finance the offer from $10,237,500 to $20,000,400. As a result, we are now offering to buy a total of $28,572,000 principal amount of old 7 1/2% debentures, or 60.7%, for cash.

o We are offering to exchange the remaining $18,487,000 principal amount of old 7 1/2% debentures for new debentures. We have significantly enhanced the terms of the new debentures.

o We have increased the interest rate on the new debentures from 9% in our original offer to 9 1/2% in our revised offer. In addition, we have shortened the maturity of the new debentures from September 15, 2006 to March 31, 2005. Finally, we have improved the ranking of the new debentures.

o The new 9 1/2% debentures will be senior indebtedness of CII Financial. The new debentures will rank senior to any other indebtedness, including our guaranty of the $135 million credit facility of our parent, Sierra Health Services, Inc., and any remaining old debentures.

o In the event of a change of control of CII Financial, holders of the new debentures will have the right to require us to repurchase their new debentures at 100% of the principal amount, plus a specified premium declining over time. The repurchase premium will initially be 5%.

     We have also extended the expiration date of the offer. As extended, the offer will expire at 11:59 p.m., New York City time, on April 12, 2001.

     As in the original offer, you can choose to exchange your old 7 1/2% debentures for either cash or new debentures.

__ If you choose new debentures, you will receive $1,000 principal amount of our new 9 1/2% senior debentures due 2005 for each $1,000 principal amount of your old 7 1/2% junior subordinated debentures, plus accrued and unpaid interest in cash.

__ If you choose cash, you will receive $700 in cash for each $1,000 principal amount of your old 7 1/2% junior subordinated debentures, plus accrued and unpaid interest in cash.

         However, it is a condition of the offer that we will exchange no more than $18.5 million total principal amount of old debentures for new debentures. In addition, it is now a condition of the offer that at least $28.6 million total principal amount of old debentures be tendered for cash. If holders of more than $28.6 million total principal amount of old 7 1/2% debentures elect to sell their debentures for cash, we will purchase a total of $28.6 million principal amount of debentures for cash and we will exchange the balance of your debentures for new debentures. All holders who elect to receive cash will be treated equally in this process.

         The offer expires at 11:59 p.m., New York City time, on April 12, 2001, unless extended.

         If you want to participate in the offer, you must make the necessary arrangements promptly. In particular, if your debentures are held through a broker, dealer, bank, trust company or other nominee, you will need to instruct this firm to tender the debentures on your behalf. Since this procedure may take a considerable amount of time, you should give these instructions as soon as possible.

         The terms of the offer are contained in our Preliminary Prospectus and Exchange Offer, which accompanies this letter. The offer is subject to certain conditions, including participation by holders of at least 90% of the outstanding debentures, full subscription of the cash option, receipt of sufficient financing, receipt of necessary approvals from our regulators and receipt of necessary consents from bank lenders.

     If you need assistance making arrangements to tender your securities, please call the Information Agent for the offer, D.F. King & Co., at (800) 735-3591.

     We appreciate your consideration of our offer.


                                   Sincerely,

                                                     [GRAPHIC OMITTED]

                                                     Kathleen M. Marlon
                                                     Chairman, President,
                                                     and Chief Executive Officer






Additional Information and Where to Find It:

         CII Financial Inc. has filed a Registration Statement with the Securities and Exchange Commission on Form S-4 registering the new debentures to be issued in the exchange offer. The Registration Statement and the preliminary prospectus contained therein contain important information about CII Financial Inc., the exchange offer and related matters. Security holders are urged to read the Registration Statement and the preliminary prospectus contained therein, CII Financial Inc.'s Schedule TO and any other relevant documents filed by the Company with the SEC.

         The Registration Statement has not yet become effective. The new debentures may not be sold and, although you may tender your old debentures, tenders may not be accepted prior to the time the Registration Statement becomes effective. This shall not constitute an offer to sell or an offer to buy nor shall there be any sale of the new debentures in any State in which such offer, solicitation or sale would be unlawful.

         Security holders are able to obtain copies of the Registration Statement on Form S-4 and the preliminary prospectus, CII Financial Inc.'s Schedule TO and any other relevant documents for free through the Web site maintained by the SEC at http://www.sec.gov. In addition, these documents are available free of charge by contacting the Information Agent for the offer, D.F.King & Co., at (800) 735-3591. If you have any questions about the offer, please call the Dealer Manager for the offer, Banc of America Securities LLC, at
(888) 292-0070.